Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2009	2008	2009	2008

Income before income taxes	$1,250	$188	$2,918	$2,789
Interest	98	95	284	276
Portion of rentals deemed to be interest	18	21	57	60
Income available for fixed charges	$1,366	$304	$3,259	$3,125

Fixed charges:
Interest	$98	$95	$284	$276
Portion of rentals deemed to be interest	18	21	57	60
Total fixed charges	116	116	341	336
Preferred stock dividend requirements	1	1	3	4
Total fixed charges and preferred stock dividend requirements	$117	$117	$344	$340

Ratio of earnings to fixed charges	11.72	2.64	9.56	9.32
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	11.61	2.61	9.47	9.21

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.